Exhibit 3.11

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HOPPER TELECOMMUNICATIONS COMPANY, INC.

FIRST:                   The name of the corporation is:

Hopper Telecommunications Company, Inc.

SECOND:             The period of duration of the corporation shall be perpetual.

THIRD:                  The purposes for which the corporation is organized are:

(A)          To engage in the provision and extension of communications services, including, without limitation, the provision of telephone service.

(B)          To engage in any lawful act or activity for which corporations may be organized under the Alabama Business Corporation Act.

(C)          To acquire, invest in, hold, distribute, hypothecate and sell interests in other partnerships and corporate business enterprises, and to exercise all of the powers of an interest holder under the terms of such entities’ charters and bylaws.

(C)          To acquire, hold, purchase and receive in payment of subscriptions for stock or in payment for stock issued and sold and to buy, sell and convey and otherwise dispose of real estate; to borrow money, issue notes, bonds, or other negotiable paper, or mortgage, pledge or otherwise transfer or convey its real or personal property to secure payment of money borrowed, or any debt contracted; to extend credit and to have all other powers necessary or incident to such business.

FOURTH:              The aggregate number of shares which the corporation shall have the authority to issue is Five Hundred (500), all of said shares to be common stock, having a par value of $100 per share.

FIFTH:                   The corporation shall have one class of stock which is common stock.

SIXTH:                  The location and mailing address of the initial registered office, and the name of the initial registered agent at such address of the incorporation is: National Registered Agents, Inc., 150 South Perry Street, Montgomery, AL 36104.

SEVENTH:            The number of directors on the board of directors of the corporation may be set by resolution adopted by a majority of the directors (subject to Section 10-2B-8.03(b) of the Alabama Business Corporation Act), or in the absence of such resolution, by a resolution adopted by a majority of the shareholders.  Election of directors by the shareholders need not be by written ballot.  Vacancies on the board of directors of the corporation resulting from an increase in the number of directors may be filled by a majority of the directors or in accordance with the bylaws of the corporation.

EIGHTH:               No shareholder, by virtue of being a shareholder, shall enjoy any preemptive rights with respect to the purchase of stock.

Pursuant to the provisions of the Alabama Business Corporation Act, such Amended and Restated Articles were adopted by unanimous vote of the shareholders and the board of directors of the corporation on November     , 2004.

Hopper Telecommunications Company, Inc.

Name:	Michael D. Weaver
Title:	President

This Instrument Prepared By:

Mark D. Wilkerson

405 South Hull Street

Mailing Address:

P. O. Box 830

Montgomery, AL  36101-0830

(334) 265-1500